KONECRANES®

07020949

FILE 82-4297

SUPPL

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SEC MAIL PROCESSING SECTION RECEIVED FEB WASH. D.C.

Attention: Division of International Corporate Finance

31 January, 2007

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a copy of the Stock Exchange Announcement published by the Company on 31 January, 2007.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

PROCESSED

FEB 1 2 2007

THOMSON
FINANCIAL

Very truly yours,

KCI KONECRANES PLC

Paul Lönnfors
IR Manager

dw 2/12

KCI Konecranes Plc, P.O. Box 661, Koneenkatu 8, FI-05801 HYVINKÄÄ, Finland, Tel. +358-(0)20 427 11, Fax +358-(0)20 427 2099
Business ID 0942718-2, VAT Reg No. FI09427182, Domicile Hyvinkää, **www.konecranes.com**

DISPOSAL OF OWN SHARES ON 31 JANUARY, 2007 (DIRECTED ISSUE)

KCI Konecranes Plc has today disposed of 50,000 own shares in the Company's possession to Managing Director Pekka Lundmark as part of the long-term incentive scheme announced on 31 January, 2007.

Trading code KCI1V
Total number of shares 50,000
Price/share 12.00 EUR
Total price 600,000 EUR
After the disposal on 31 January, 2007, the number of own shares in Konecranes' possession is 742 600 shares.

KCI KONECRANES PLC

Paul Lönnfors
IR Manager

FURTHER INFORMATION
Paul Lönnfors, IR Manager
Tel. +358 20 427 2050

DISTRIBUTION
OMX Helsinki Stock Exchange
Media

END